SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Receives $800,000 Order for the Development of Major Components of a New Information Disaster Recovery Solution to be Used in Commercial Applications dated September 4, 2007.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Ltd. Receives $800,000 Order for the Development of Major Components of a New Information Disaster Recovery Solution to be Used in Commercial Applications.

Tuesday September 4, 11:15 am ET

NETANYA, Israel, September 4 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADA - News), announced today that it has received a purchase order exceeding $800,000 to develop and produce major components of a new and revolutionary information disaster recovery solution. The selection of RADA for this program is attributed to RADA's experience in data storage and management developed for military applications.

Disaster recovery is the process of regaining access to the data, hardware and software necessary to resume critical business operations after a natural or human-induced disaster. A disaster recovery plan (DRP) is part of a larger process known as business continuity planning (BCP).

Disaster recovery is becoming an increasingly important aspect of enterprise computing. As devices, systems, and networks become ever more complex, there are simply more things that can go wrong. As a consequence, recovery plans have also become more complex. Interruption of service or loss of data can have a serious financial impact on enterprises, whether directly or through loss of customer confidence.

Commenting on the order, Zvi Alon, RADA's CEO, said "RADA is excited to exploit this unique opportunity where we can use our mature technology, developed for military applications, as a potential solution for the growing demand for enterprise information disaster recovery. We have great expectations for this program and we believe RADA and its customer may capture a significant part of this large and fast growing business"

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Dov Sella (V.P Sales & Marketing)
    Tel: +972-9-892-1111
    mrkt@rada.com





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: September 5, 2007